Exhibit 99.2

CannTrust Provides Business Update

VAUGHAN, ON, April 22, 2019 - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX:TRST, NYSE:CTST) today released preliminary operational and financial results for the quarter ended March 31, 2019.

“These preliminary results represent the excellent efforts the CannTrust team has made in increasing output at our Niagara perpetual harvest greenhouse. We are quickly approaching our stated capacity of 50,000kg per year from our Phase 2 expansion. Our 96% sequential increase in production over the prior quarter will enable us to service both our rapidly growing base of medical patients and the high demand in the recreational market for our award-winning products and brands.” said Peter Aceto, Chief Executive Officer. “We expect gross margins between 42% to 46% in the first quarter of 2019, and plan to deliver continued improved profitability as our volumes increase, as we make targeted price increases and as we realize the benefits of our low-cost high quality production strategy.”

Operational Highlights

Operational highlights for the quarter ended March 31, 2019 and subsequent period are as follows:

•	The Company harvested approximately 9,424 kg of cannabis from its Niagara Facility, representing an increase of 96% from the fourth quarter of 2018.

•	CannTrust made capital investments to enhance its extraction capability, tripling its annual capacity.

•	In April 2019, CannTrust’s cultivation and processing permit under Health Canada Cannabis Regulations was amended to include the final 20% of its Phase 2 expansion, which is now fully licensed. With the Phase 2 expansion, the Company expects full production to be achieved by the end of the second quarter of 2019 at an annualized rate of 50,000kg per year.

•	In the quarter ended March 31, 2019, product pricing continued to remain stable. The average revenue per dry gram and ml of extract in the quarter increased by approximately 14% and 11% from the quarter ended December 31, 2018. These increases were driven by the product mix combined with an increase in medical sales. The decreases in average revenue per dry gram and ml of extract, respectively, from the quarter ended March 31, 2018, were driven by the absorption of the excise tax by the Company for medical patients, and the contributions from recreational sales which have a lower average price than medical sales.

	Three months ended
	March 31, 2019	December 31, 2018	March 31, 2018
Average revenue per dry gram	$5.57	$4.89	$7.27
Average revenue per ml extract	$1.91	$1.72	$1.94

•	In March 2019, CannTrust acquired 81 acres of land in British Columbia, Canada, to be utilized for outdoor growing of cannabis. Subject to Health Canada and other applicable approvals, CannTrust anticipates planting on its outdoor land in the second quarter of 2019 and expects to realize a yield of approximately 1,000kg per acre in 2019. From this harvest, CannTrust is targeting approximately 75,000kg of 2019 production. The Company has secured additional land under a letter of intent which is expected to bring outdoor cultivation to approximately 100,000kg to 200,000kg of total production in the second half of 2020. This land acquisition is expected to close in the second quarter of 2019. Production from outdoor cultivation will be primarily used for extraction purposes, including for products that the Company soon expects Health Canada to approve for recreational use, including edibles and inhaled extract products.

•	In April 2019, CannTrust launched three new cannabis extract formulations to meet the growing demand for oil-based products. The new formulations are designed to fill previously unmet needs within the Canadian medical market, which CannTrust has identified through market research and the Company’s long-standing relationships with its medical cannabis patients and their healthcare practitioners. The three new product formulations are: High Dose CBD Capsules (25mg/capsule) – the highest dose CBD capsules currently available in Canada; High Dose CBD Drops (50mg/mL); and Low Dose 1:1 Capsules (2.5mg CBD: 2.5mg THC).

Financial Highlights

CannTrust has not yet completed the financial close process for the quarter ended March 31, 2019. The Company’s independent registered public accounting firm has not completed its review of the results for the quarter ended March 31, 2019. Set forth below are certain preliminary estimates of the results of operations that the Company expects to report for its first quarter of 2019. Actual results may differ materially from these estimates due to the completion of the financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the first quarter are finalized.

The results for the quarter ended March 31, 2018, have been restated to conform to the current period presentation and reflect the accounting policy change adopted in the quarter ended September 30, 2018.

The following are preliminary estimates for the quarter ended March 31, 2019:

•	Net revenue is expected to be approximately $17 million, an increase of 116% as compared to $7.8 million for the quarter ended March 31, 2018. The estimated increase in revenue is primarily due to a 68% increase in medical patients combined with the contributions from the Canadian adult-use recreational market, which was legalized in October of 2018. This estimated revenue represents an increase of approximately 5% as compared to $16.2 million for the quarter ended December 31, 2018, primarily due to a 16% increase in medical patients. CannTrust had approximately 67,000 active medical patients as at March 31, 2019, and approximately 56% of cannabis revenues from extract sales.

•	Cost of goods sold is expected to be between $9 million to $10 million, an increase of approximately 231% at the midpoint of the range as compared to $2.9 million for the quarter ended March 31, 2018. The estimated increase in cost of goods sold is primarily due to an increase in sales. The estimated cost of goods sold represents a decrease of approximately 9% as compared to $10.5 million for the quarter ended December 31, 2018. The estimated decrease in cost of goods sold is primarily due to lower growing cost per gram as harvested quantities increased.

•	Gross profit is expected to be between $27 million to $28 million as compared to $21 million for the quarter ended March 31, 2018. The estimated increase in gross profit is primarily due to an increased in unrealized fair value gains on biological assets and an increase in gross profit, before changes in fair value of biological assets. The expected gross profit represents an increase from the gross loss of $8.3 million realized during the quarter ended December 31, 2018.

•	Gross margin excluding changes in fair value of biological assets is expected to be between 42% and 46%, a decrease of 19% at the midpoint of the range as compared to 63% for the quarter ended March 31, 2018. This estimated decrease is primarily due to lower per unit revenues realized from the adult-use recreational market as a result of the wholesale distribution model. The estimated gross margin excluding changes in fair value of biological assets represents an increase of 9% at the midpoint of the range as compared to 35% for the quarter ended December 31, 2018. Net income before income taxes and Adjusted EBITDA are expected to be between $12 million and $14 million and a loss of between $3.5 million and $4.5 million, respectively, an increase of 14% and a decrease of 1593%, respectively, at the midpoint of the ranges, as compared to $11.4 million and $0.3 million, respectively, for the quarter ended March 31, 2018. The estimated decrease in Adjusted EBITDA is primarily due to deliberate and disciplined operational investments to support the Company’s planned growth initiatives. Compared to the net loss before income taxes of $28.8 million and an Adjusted EBITDA loss of $8.5 million, respectively, for the quarter ended December 31, 2018, the estimated results represent, an increase of 145% and 53%, respectively, at the midpoint of the ranges. The estimated increase in Adjusted EBITDA is primarily due to increased gross profit, before the unrealized gain on changes in fair value of biological assets combined with lower operating expenses.

Calculation of Adjusted EBITDA	Three Months Ended
	March 31, 2019	December 31, 2018	March 31, 2018
	$000s	$000s	$000s
Net income before taxes	13,000	(28,847)	11,442
Fair value changes in biological assets included in inventory sold	6,200	84	4,444
Unrealized loss (gain) on changes in fair value of biological assets	(26,800)	13,876	(20,495)
Share based compensation	3,200	1,568	3,631
Other loss (income)	(1,400)	4,075	(29)
(Gain) loss of equity accounted investments	100	190	43
Interest (income) expense, net	(50)	(647)	72
Accretion expense	50	63	31
Depreciation and amortization	1,700	103	1,129
Impairment loss on assets	-	988	-
Adjusted EBITDA	(4,000)	(8,547)	268

CannTrust has provided a range for the preliminary results described above primarily because its financial closing procedures for the month and quarter ended March 31, 2019 are not yet complete. As a result, there is a possibility that final results will vary from these preliminary estimates. The Company currently expects that final results of operations and other data will be consistent with the estimates set forth above, but such estimates are preliminary and actual results of operations and other data could differ materially from these estimates due to the completion of financial closing procedures, final adjustments and other developments that may arise between now and the time the Company releases unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019 and March 31, 2018. CannTrust undertakes no obligation to update or supplement the information provided above until it releases results of operation for the quarter ended March 31, 2019. KPMG LLP has not audited, reviewed, compiled or performed any procedures with respect to this financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. These are estimates which should not be regarded as a representation by the Company, management as to actual results for the quarter ended March 31, 2019.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 69,000 medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre of excellence in Vaughan, Ontario.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation statements regarding risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2019 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

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